10025761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:.........3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T. Rowe Price Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Pratt Street
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. O'Connor — 410-345-6842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barbara A. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara A. O'Connor

Vice President
Title

Notary Public

expires: 04/18/2012

TINA R. REYNOLDS NOTARY PUBLIC HARFORD COUNTY MD

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009
(For Public Disclosure)

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

February 24, 2010

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	10,928,000
Receivables		801,000
Leasehold improvements and equipment, net of accumulated depreciation of $7,363,000		4,129,000
Other assets		5,270,000
	$	21,128,000

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to parent company	$	4,133,000
Accounts payable and accrued liabilities		1,289,000
Total liabilities		5,422,000
Stockholder's equity		
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding		2,000
Additional capital in excess of par value		1,940,000
Retained earnings		13,764,000
Total stockholder's equity		15,706,000
	$	21,128,000

The accompanying summary of significant accounting policies and notes to financial statements are an integral part of this financial statement.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, a wholly-owned subsidiary of T. Rowe Price Associates, provides discount brokerage services on a fully disclosed basis through Pershing LLC, an affiliate of the Bank of New York Mellon. We also are the underwriter and distributor of the T. Rowe Price mutual funds and the distributor of the Alaska and the Maryland college savings plans for which Price Associates and an affiliate act as investment advisers. Price Associates is the sponsor of the T. Rowe Price Mutual Funds and is a wholly-owned subsidiary of T. Rowe Price Group, a publicly-traded company.

Basis of preparation

This statement of financial condition has been prepared by our management in accordance with accounting principles generally accepted in the United States, which require the use of estimates.

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these money funds is equivalent to their fair value of $1 per share, which is the quoted closing net asset value, or NAV, per share for these funds. Under accounting guidance, these quoted values are considered Level 1 inputs (that is, quoted prices in active markets for identical securities).

Concentration of credit risk

As the introducing broker, we indemnify the clearing broker for losses sustained when customers fail to settle trades or default on margin calls. Our related risk is believed to be minimal in that customer assets held in accounts at Pershing collateralize receivable balances.

T. ROWE PRICE INVESTMENT SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 -- NET CAPITAL REQUIREMENTS

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2009, our statutorily computed net capital of $6,242,000 was in excess of required net capital of $378,000.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services if necessary to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. The aggregate indebtedness to net capital ratio was .91 to 1 at the end of 2009. This agreement is automatically renewed in June each year unless terminated with thirty days notice.

Cash of $200,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and is included in other assets.

NOTE 2 -- TRANSACTIONS WITH AND PAYABLE TO PARENT

All operating expenses incurred and recorded by Investment Services are paid on our behalf by Price Associates. Under our agreement to distribute shares of the T. Rowe Price mutual funds, we incur certain costs and receive administrative revenues from Price Associates. Investment Services is charged for all expenses and credited for our corresponding administrative revenues. Periodically we settle our intercompany due to or from Price Associates by cash transfer.

We offer Advisor Class and R Class shares in certain T. Rowe Price funds. The funds charge these share classes a 12b-1 distribution fee that passes through us and is paid to third party financial intermediaries that distribute these shares to their clients. Because the obligation to pay these fees to third parties is limited to amounts charged by the funds, we have instructed that these fees be paid on our behalf directly to the appropriate third parties. Accordingly, no receivable or payable related thereto is recorded in our statement of financial condition.

NOTE 3 – TRANSACTIONS WITH AFFILIATE

As part of the employee compensation program for its subsidiaries, T. Rowe Price Group awards stock-based incentives in the form of restricted common shares and stock options. In 2009, Price Group issued 3,125 restricted shares to our employees. These restricted awards vest over a four- to five-year graded schedule and must be returned to Price Group should employment with an affiliated company terminate before vesting. Fair value is based on the market price of Price Group common stock on the date of issuance. We recognized additional stockholder's equity in the form of contributed capital related to these stock-based awards of $97,000 in 2009.

Awards of Price Group's fixed stock options with a maximum term of 10 years have also been made to our employees. Vesting of these options is based solely on the individual continuing to render service to an affiliated company and occurs over a five- to six-year graded schedule. In 2009, Price Group awarded our employees 14,400 stock options. We recognized the related offsetting contribution of capital in additional stockholder's equity totaling $41,000. Our employees also forfeited 54,800 stock options resulting in a $242,000 reduction of our paid-in capital. Price Group used the Black-Scholes option-pricing model to estimate the fair value of each option that they granted to our employees, as follows:

Market price of comon stock at the date of grant and exercise price of options granted	$ 30.42
Weighted average grant date fair value per option awarded	$ 8.10
Weighted average assumptions used:	
Expected life in years	7.2
Expected volatility	31%
Dividend yield	2.5%
Risk-free interest rate	2.4%

The expected life assumptions used by Price Group are based on the vesting period for each option grant and historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility and dividend yield are based on recent historical experience. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as expected lives.

Our future stock-based compensation expense before income taxes to be recognized over the vesting period of the 10,300 nonvested options and 5,600 restricted shares outstanding at December 31, 2009, is $244,000. Actual expense will vary as additional stock-based awards are made and employees terminate prior to vesting.

NOTE 4 – INCOME TAXES

Our results of operations are included in T. Rowe Price Group's consolidated U.S. federal tax return and several state combined tax returns. We, as well as each of the other subsidiaries that are included in these returns, separately determine our relative contribution of either tax expense or benefit to the consolidated or combined income tax expenses and, accordingly, recognize our current and deferred tax expense or benefit. Our U.S. federal income tax liability as well as the liability for state combined returns is included in our payable to parent company.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $1,011,000 at December 31, 2009, is included in other assets and arises primarily from temporary differences associated with depreciation of property and equipment.

NOTE 5 -- CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional capital in excess of par value	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2008	$ 2,000	$2,044,000	$13,699,000	$ 15,745,000
Net income			3,465,000	3,465,000
Dividend paid to stockholder			(3,400,000)	(3,400,000)
Return of capital net of current year, capital contribution arising from T. Rowe Price Group stock-based compensation		(104,000)		(104,000)
Balance at December 31, 2009	$ 2,000	$1,940,000	$13,764,000	$ 15,706,000

NOTE 6 - OTHER DISCLOSURES

We occupy certain office facilities under noncancelable operating leases. Future minimum rental payments under these leases aggregate $1,715,000 in 2010, $1,603,000 in 2011, $1,359,000 in 2012, $1,188,000 in 2013, $1,037,000 in 2014, and $2,200,000 in later years.

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

To the Board of Directors of T. Rowe Price Investment Services, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by T. Rowe Price Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the quarter ended December 31, 2009 plus revenues reported on the FOCUS reports for the period from April 1, 2009 to September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting general ledger detail schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025130 FINRA DEC
T ROWE PRICE INVESTMENT SERVICES INC 11*11
MAIL CODE ~~BA-1020~~ BA-0372
ATTN: ~~C BERKENKEMPER~~ B. O'CONNOR
100 EAST PRATT ST
BALTIMORE MD 21289-5076

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Barbara OConnor 410 345 6842

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 38335.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (13413.00)

3/11/09 / 7/22/09
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 24922.00

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 24922.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 24922.00

H. Overpayment carried forward $(—)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T. Rowe Price Investment Services Inc
(Name of Corporation, Partnership or other organization)

Barbara OConnor
(Authorized Signature)

Vice President and Treasurer
(Title)

Dated the 19 day of Feb, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 75,238,785.58
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	56,767,945.90
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2868536.92
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	11213.38
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached	222733.59
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 34202	
Enter the greater of line (i) or (ii)	34202
Total deductions	59904631.79
2d. SIPC Net Operating Revenues	$ 15334153.79
2e. General Assessment @ .0025	$ 38335.00

(to page 1 but not less than $150 minimum)

Securities Investor Protection Corporation
Transitional Assessment Reconciliation

SIPC-7T

T. Rowe Price Investment Services, Inc
December 31, 2009

The deduction on line 2c(8) is other revenue not related directly or indirectly to the securities business. It consist of intercompany revenue allocated to T. Rowe Price Investment Services, Inc. for senior managers of T. Rowe Price Investment Services, Inc. that support other subsidiaries/lines of business of our parent company, T. Rowe Price Associates, Inc. Please see the attached expense sharing agreement for additional details.

Expense – Sharing Agreement

This agreement ("**Agreement**") is made on February 16, 2005, by and between T. Rowe Price Associates, Inc. ("**TRPA**") and its wholly owned subsidiary, T. Rowe Price Investment Services, Inc. ("**TRPIS**"), a broker/dealer registered with the United States Securities and Exchange Commission ("**SEC**") and NASD ("**NASD**").

WHEREAS, TRPIS was established to act as the distributor of mutual funds advised by TRPA (the "**Price Funds**");

WHEREAS, TRPIS also acts as distributor of Interests in certain Section 529 College Investment Plans for which TRPA acts as Program Manager;

WHEREAS, TRPIS also acts as an introducing broker for Price Fund shareholders and other customers through its Brokerage Division; and

WHEREAS, the parties wish to memorialize the sharing of certain expenses generated by these activities;

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the parties hereby agree as follows:

1. **Expenses Billed Directly to TRPIS.** TRPIS is billed directly by vendors for the following expenses:

   a. All costs associated with the operation of the T. Rowe Price Investor Centers (*e.g.*, rent, utilities);

   b. NASD and state registration fees for all individuals registered as agents or principals of TRPIS;

   c. Fees assessed for NASD examinations (*e.g.*, Series 6, 7, 24, 26, 53) and state examinations (*e.g.*, Series 63) taken by individuals in order to perform activities for TRPIS;

   d. Fees assessed for Regulatory Element Continuing Education;

   e. Personnel costs (*e.g.*, salary, benefits) for personnel whose functions are primarily or solely related to TRPIS's business (*e.g.*, Brokerage and Investor Center agents and principals);

   f. Costs of postage, Federal Express, and other express delivery services related to TRPIS's business and directly billed to TRPIS;

   g. Any payment to Pershing, LLC, a BNY Securities Group Co., the clearing broker dealer for TRPIS's Brokerage Division.

Expenses billed directly to TRPIS are coded to the appropriate TRPIS cost center. TRPA serves as the common paymaster for all affiliates and subsidiaries of TRPA and of all affiliates and subsidiaries of its parent, T. Rowe Price Group, Inc. On a quarterly basis, all subsidiaries and affiliates, including TRPIS, settle with TRPA.

2. **Expenses Borne by TRPIS by Allocation.** TRPIS shall be responsible for the appropriate portion of the following expenses:

a. Expenses (*e.g.*, rent, utilities, overhead) at locations other than Investor Centers, allocated to reflect TRPIS's usage at each location; and

b. Personnel costs for individuals or departments whose functions include but are not limited to activities undertaken on behalf of TRPIS, allocated to reflect the time spent on TRPIS activities as further described in Paragraph 5 of this Agreement.

3. **Expenses Borne by TRPA or Its Affiliates or Subsidiaries Other Than TRPIS.**

a. Expenses associated with the distribution of the Price Funds; and

b. Expenses associated with the direct distribution of Interests in Section 529 College Investment Plans for which TRPA acts as Program Manager.

4. **TRPIS Expenses Initially Billed to Another TRP Entity.** Expenses billed to another T. Rowe Price entity (*e.g.*, TRPA) are allocated as appropriate to TRPIS through the intercompany process.

5. **Pro Forma Costs.** Costs such as personnel time allocated in part to Investment Services (*e.g.*, personnel costs for individuals or departments whose functions include but are not limited to activities undertaken on behalf of TRPIS) are allocated pursuant to NASD Notice to Members 03-63 and do not appear on the books of TRPIS.

6. **Allocation Changes.** The parties agree that the current allocation of expenses is connected with the business goals and objectives of both entities and, therefore, that expenses have been allocated on a reasonable basis. Direct, indirect, and pro forma allocations are reviewed on a regular basis.

7. **TRPA Resources.** TRPIS will obtain a signed and dated copy of TRPA's required Federal income tax return within fifteen (15) business days of the filing of that return with the Internal Revenue Service.

8. **Term of Agreement.** This Agreement shall have a term of one year from the date of its execution and shall renew automatically unless either party gives notice in writing to the other party no less than 30 days before the end of a term that it does not wish to renew.

9. Governing Law. This Agreement shall be governed by the laws of the State of Maryland.

10. Notices. Any notices given under this Agreement may be delivered by hand delivery or United States mail to:

T. Rowe Price Associates, Inc.
Attn: Henry H. Hopkins, Esq.
100 E. Pratt Street
Baltimore, MD 21202

and

T. Rowe Price Investment Services, Inc.
Attn: Sarah McCafferty, Esq.
100 E. Pratt Street
Baltimore, MD 21202

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

T. Rowe Price Associates, Inc.

By: ______________________
Henry H. Hopkins
Title: Vice President

T. Rowe Price Investment Services, Inc.

By: ______________________
Timothy S. Dignan
Title: Vice President and Treasurer